February 24, 2006

Via EDGAR

Mr. Jeffrey Riedler, Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Re:
Chiron Corporation
Revised Proxy Statement on Schedule 14A, Schedule 13E-3 (File No. 0-12798),
Filed February 24, 2006

Dear Mr. Riedler:

        On behalf of our client, Chiron Corporation ("Chiron" or the "Company"), we have set forth below the responses of the Company and, as applicable, Novartis AG, Novartis Corporation and Novartis Biotech Partnership, Inc. (collectively, the "Novartis Entities") to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in its letter of February 21, 2006 to Jessica M. Hoover. The Company and the Novartis Entities are currently filing via EDGAR a revised preliminary proxy statement (the "Revised Proxy") and Amendment No. 3 to Schedule 13E-3 ("Amendment No. 3"). The Revised Proxy and Amendment No. 3 reflect Chiron's and, as applicable, the Novartis Entities' responses to the Staff's comments as well as certain conforming and updating changes.

        In response to a number of the comments, the Company and, as applicable, the Novartis Entities have agreed to change or supplement the disclosures in the Revised Proxy and Amendment No. 2 to the Schedule 13E-3. They are doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

        The Company and, as applicable, the Novartis Entities have also indicated in a number of the responses that they believe that no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company and the Novartis Entities understand that the Staff's comments, even where the Staff requests or suggests a disclosure change, to be based on the Staff's understanding based on the information available to it, which may be less complete than the information available to the Company and the Novartis Entities. Accordingly, the Company and the Novartis Entities understand those Staff comments may be withdrawn or modified based on the additional explanation or information provided.

        The information provided in response to the Staff's comments has been supplied by the Company and, as applicable, the Novartis Entities, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company and the Novartis Entities also acknowledge that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Schedule 13E-3, and that the Company and the Novartis Entities may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the response of the Company and, as applicable, the Novartis Entities.

Background of the Merger, pages 4-10

1.
Please revise your disclosure to briefly describe Pulminiq's approvable letter and Tifacogin's failure to meet study endpoints in the OPTIMIST phase III trial.

  The disclosure on page 8 of the Revised Proxy has been revised in response to the Staff's comment.

2.
We note your response to our prior comment 13 and reissue that comment. Item 1014(d) Regulation M-A requires you to state "whether or not a majority of directors...has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction." Your disclosure refers to how the member of the board retained independent legal counsel, Sullivan & Cromwell, and the financial advisors, Credit Suisse and Morgan Stanley. It appears that Sullivan & Cromwell, Credit Suisse and Morgan Stanley were retained for the board and not to act solely on behalf of unaffiliated security holders. Please revise your disclosure to state that no one was retained to act solely on behalf of unaffiliated security holders.

  The disclosure on page 14 of the Revised Proxy has been revised in response to the Staff's comment.

Position of the Novartis Entities Regarding Fairness of the Merger, pages 16-19

3.
We note your response to our prior comment 21, in particular your description of "various human resources difficulties." While you discuss the diversion of key personnel on page 16, you no longer mention "employee turnover" as a factor considered by Novartis. Please confirm to us that this was not a factor as previously disclosed, or revise your disclosure to describe.

  The Novartis Entities respectfully supplementally advise the Staff that Novartis was aware of the recent loss of certain key personnel in Chiron's vaccines business, including John Lambert, its head in 2004. However, while the loss of such personnel resulted in uncertainty and disruption to Chiron's vaccines operations, Novartis considered the loss of such personnel a minor factor in the long-term prospects of Chiron's vaccines business. For that reason, Novartis did not consider employee turnover a key factor in reaching its conclusion that the transaction is fair to Chiron's unaffiliated shareholders.

4.
We note the statement on page 17 that Novartis developed detailed projections for Chiron's businesses. Please revise to include these projections and any assumptions on which these projections are based.

  In response to the Staff's comment, pages 71-72 of the Revised Proxy includes Novartis' projections relating to Chiron's businesses as well as the assumptions on which such projections were based.

5.
Revise to quantify and describe the anticipated synergies and explain why Novartis factored 50% of the anticipated synergies. Also, revise to disclose why Novartis and Goldman used a 10% discount rate and terminal value assumptions.

  The disclosure on page 18 of the Revised Proxy has been revised in response to the Staff's comment.

6.
We note your response to our prior comments 23 and 24 and reissue those comments in part. You have stated on page 17 that the cash consideration represents a substantial premium to Chiron's fair trading value and noted that it is within the range of premiums implied in similarly sized biotechnology transactions. Additionally, you state on page 18 that Goldman Sachs prepared analyses of premiums paid in transactions involving companies in Chiron's industry and going private transactions. Please revise your disclosure to identify:

  •
  the transactions included in the analyses;

  •
  the criteria used to select the transactions included in the analyses;

  •
  any transactions excluded from the analyses and the reason(s) for their exclusion; and

  •
  the implied premiums in those transactions.

  The disclosure on pages 19-20 of the Revised Proxy has been revised in response to the Staff's comment.

7.
It appears that Novartis Entities relied upon the Goldman Sachs discussion materials summarized on page 18 and filed as an exhibit to the Schedule 13E-3. In this regard, it appears that the Novartis Entities should expressly adopt the conclusion and analyses of Goldman Sachs in order to fulfill its disclosure obligation Item 1014(b) and Instruction 2(iv). Alternatively, revise to disclose in more detail the analyses performed by the Novartis Entities in determining whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the going concern value of Chiron.

  The Novartis Entities respectfully supplementally advise the Staff that the Novartis Entities did not adopt Goldman Sachs' conclusions and analysis and that certain of the conclusions and analyses contained in the Goldman Sachs discussion materials were based on the Novartis entities' projections. In response to the Staff's comment, we have revised the disclosure beginning on page 18 of the Revised Proxy to provide a more detailed description of the analyses performed by the Novartis entities in determining the consideration to be offered to Chiron's unaffiliated shareholders and in assessing whether that price constitutes fair value in relation to the going concern value of Chiron.

8.
You disclose on page 18 that in connection with the above-described investment banking and other services Goldman Sachs has received, and may receive, compensation. Also, on page 19 you disclose that Novartis has agreed to pay Goldman Sachs "customary fees" for its services in connection with the engagement. Please revise to disclose the compensation received by Goldman Sachs during the past two years. Also, revise to disclose the compensation to be received by Goldman Sachs as a result of this engagement. See Item 1015(b)(4) of Regulation M-A.

  The disclosure on page 21 of the Revised Proxy has been revised in response to the Staff's comment.

9.
We note that in light of market valuation measures and the nature of Chiron's business and assets, none of the Novartis entities deemed net book value or liquidation value to be relevant indicators of the value of the shares of Chiron's common stock. Please expand your disclosure to explain why the market valuation measures and the nature of Chiron's business and assets deem net book value and liquidation value irrelevant indicators of value.

  The disclosure on page 21 of the Revised Proxy has been revised in response to the Staff's comment.

Chiron Agreement with Schering AG Relating to Betaseron, page 19

10.
We note your response to our prior comment 2 your disclosure that "Novartis did not assign a positive or negative value to the existence of the clause in to its financial analysis." Please revise your disclosure to explain if this clause had any other impact on Novartis' decision.

  The disclosure on page 22 of the Revised Proxy has been revised in response to the Staff's comment.

Opinions of Chiron's Financial Advisors, pages 20-29

11.
We note your response to our prior comment 27 and reissue that comment in part. Please revise your disclosure to clearly explain how the financial advisors used the P/E multiples of the comparable companies to determine the appropriate range of P/E multiples for Chiron and how they used the mean and/or median. We note your revised disclosure of the mean and median, but it appears that the financial advisors concluded that the P/E multiples of certain companies, Amgen Inc., Biogen Idec Inc., Genzyme Corporation and Gilead Sciences, Inc., were the most relevant, and that the mean and median did not really impact their analysis. Please clarify. Additionally, please explain how the financial advisors used the growth rates for each of the comparable companies.

  The disclosure on pages 29-30 of the Revised Proxy has been revised in response to the Staff's comment to make it clear that P/E multiples of all of the identified companies were reviewed and considered, along with the median and mean of each group of companies, but that greater emphasis was accorded certain companies deemed by Credit Suisse and Morgan Stanley to be most similar to Chiron based on their product, business and long-term growth characteristics. This revision also clarifies that long-term growth rates were one of the characteristics considered by Credit Suisse and Morgan Stanley to determine whether a company was more or less like Chiron.

12.
We note your response to our prior comment 30. Please revise your disclosure to explain what you mean by "criteria intrinsic to Chiron." In addition, we note your statement that the precedent transaction information was provided to the Chiron board. If Chiron's board considered this supplemental information, it would appear that it should be discussed in "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors."

  The disclosure on page 32 of the Revised Proxy has been revised in response to the Staff's comment regarding the previous disclosure concerning the "criteria intrinsic to Chiron." Chiron also respectfully supplementally advises the Staff that while information on precedent transactions was included in an appendix to the materials of the financial advisors provided to the non-Novartis directors, the factors that were material to the deliberations of the non-Novartis directors are those currently described in the section entitled "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors." Accordingly, Chiron believes it would be inappropriate to add discussion of precedent transactions to that section.

13.
We note your response to our prior comment 31 and reissue that comment. Your revised disclosure that Credit Suisse and Morgan Stanley did not use the precedent transactions as part of their valuation criteria does not respond to our prior comment. Please explain whether the Chiron Board considered the Glaxo Smith Kline agreement to acquire ID Biomedical as a comparison in determining whether the terms of the merger consideration were fair. If they did consider this agreement, please revise to include a discussion. If they did not, please advise us accordingly.

  While information on the Glaxo Smith Kline/ID Biomedical transaction was part of the precedent transactions information included in an appendix to the materials of the financial advisors, as noted in its response to Comment #12, Chiron respectfully supplementally advises the Staff that the factors that were material to the deliberations of the non-Novartis directors are those currently described in the section entitled "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors."

Transactions and Relationships Between Novartis and Chiron, page 37

Relationship with Novartis AG, page 37

14.
We note your disclosure that Chiron and Novartis continue to work together on an arm's-length basis while remaining independent to pursue their respective corporate strategies. As we noted in prior comment 16, it appears that the very nature of this transaction and Chiron's relationship with Novartis precludes you from stating that Chiron and Novartis work together on an arm's length basis. Please revise your disclosure to remove this reference.

  Chiron respectfully supplementally advises the Staff that it disagrees with the Staff's statement "that the very nature of this transaction precludes you from characterizing this sale as being negotiated at "arm's length"' and that it believes that this transaction was negotiated at "arm's length." However, in order to be responsive to the Staff's comments, the disclosure on page 41 of the Revised Proxy has been revised in response to this comment to remove the words "arm's length."

Market Prices and Dividend Information, page 65

15.
Please revise your disclosure to include the most recent market price practicable.

  The disclosure on page 68 of the Revised Proxy has been revised in response to the Staff's comment.

Where You Can Find More Information, pages 70-71

16.
We note your response to our prior comment 32 and reissue that comment. Your reference to "as amended" is still present and should be removed as you did not amend any of your 2005 Forms 10-Q.

  The disclosure on page 75 of the Revised Proxy has been revised in response to the Staff's comment.

*    *    *    *    *

        If you have any questions or comments concerning the matters discussed above, please call me on (310) 712-6630 or Patrick S. Brown on (310) 712-6603.

Very truly yours,
/s/ Alison S. Ressler Alison S. Ressler
cc:
Sonia Barros
(Securities and Exchange Commission)

Jessica M. Hoover
(Chiron Corporation)

Andrew Brownstein
Trevor Norwitz
(Wachtell, Lipton, Rosen & Katz)